UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. _)*

XCEL BRANDS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

64111Y206

(CUSIP Number)

Kenneth J. Stuart

Becker, Glynn, Muffly, Chassin & Hosinski LLP

299 Park Avenue

New York, NY 10171

212-888-3033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64111Y206 13D

1	NAME OF REPORTING PERSON:

	Jeffrey Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
				(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

		7	SOLE VOTING POWER
	NUMBER
	OF		444,444
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED		200,000
	BY	9	SOLE DISPOSITIVE POWER
	EACH
	REPORTING		444,444
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH
			200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	644,444

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
	CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP NO. 64111Y206 13D

1	NAME OF REPORTING PERSON:

Jack Dweck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS	☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
NUMBER
OF		300,089
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		200,000
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		300,089
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,089

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 64111Y206 13D

1	NAME OF REPORTING PERSON:

Earthbound LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

		7	SOLE VOTING POWER
NUMBER
	OF		200,000
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		200,000
	PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON

IA

1	NAME OF REPORTING PERSON:

SLOCUM & WORTH LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

		7	SOLE VOTING POWER
NUMBER
	OF		300,089
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		300,089
	PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,089

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14	TYPE OF REPORTING PERSON

IA

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of XCel Brands, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 475 10th Avenue, 4th Floor, New York, New York 10018.

Item 2. Identity and Background

This statement is filed by Jeffrey Cohen ("Cohen"), Jack Dweck ("Dweck"), Earthbound LLC ("Earthbound") and Slocum & Worth LLC ("S&W," and collectively, the "Reporting Persons"). The business address of the Reporting Persons is 156 Fifth Avenue, 10th Floor, New York, New York 10010. Cohen and Dweck are United States citizens, and Earthbound and S&W are Delaware limited liability companies. Cohen and Dweck are Co-Chairmen of Earthbound and Dweck is the Managing Member of S&W. Earthbound is engaged in the business of brand and intellectual property licensing, and product design and development. S&W is a holding company for investments.

The Reporting Persons have not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Earthbound and its members (Cohen and Dweck) acquired 944,688 shares of Common Stock pursuant to the terms of that certain Contribution Agreement by and among Earthbound, the Issuer, IM Licensing LLC and IM Ready-Made LLC, dated August 16, 2011, as amended (the "Contribution Agreement"). Earthbound also purchased 100,000 shares of Common Stock and a warrant to purchase 50,000 shares of Common Stock at an exercise price of $.01 per share ("Warrant") from the Issuer on or about September 29, 2011 for $500,000, pursuant to the terms of the Contribution Agreement. On or about December 6, 2011, Earthbound purchased 50,000 shares of Common Stock from the Issuer for $500 upon exercising the Warrant.

Cohen and Dweck each owns, directly and indirectly, 50% of the outstanding membership interests in Earthbound and have shared voting and dispositive power over the 200,000 shares of Common Stock held by Earthbound. Each of Cohen and Dweck disclaims beneficial ownership of the shares of Common Stock attributable to the other party's percentage ownership of Earthbound.

In addition to the Common Stock beneficially owned through Earthbound, (a) Cohen has sole voting and dispositive power over 400,110 shares of Common Stock acquired by Earthbound pursuant to the terms of the Contribution Agreement and issued at Earthbound's direction to Cohen; (b) Dweck has sole voting and dispositive power over 300,089 shares of Common Stock acquired by Earthbound pursuant to the terms of the Contribution Agreement and issued at Earthbound's direction to Dweck, and subsequently transferred by Dweck to S&W; and (c) Cohen has sole voting and dispositive power over 27,667 restricted shares of Common Stock awarded to Cohen by the Issuer on June 1, 2012 pursuant to a Restricted Stock Award Agreement with the Issuer ("Restricted Stock Award"), the vesting date of which is December 1, 2012, provided that Cohen may extend the vesting date by six-month increments in his sole discretion.

Additionally, on or about October 17, 2011 ("Grant Date"), the Issuer awarded to Cohen options ("Options") to purchase 50,000 shares of Common Stock, which became issuable as to 16,667 shares on the Grant Date, 16,667 shares on the one year anniversary of the Grant Date and 16,666 on the second anniversary of the Grant Date. Cohen has sole voting and dispositive power with respect to the shares of Common Stock subject to the Options.

Item 4. Purpose of Transaction

The securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to his or its investment decision, such Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. Except as set forth in Item 2 and in this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time review or reconsider their respective positions with respect to the Issuer or to formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	Beneficial ownership is calculated based upon 7,517,387 shares of Common Stock of the Issuer outstanding on August 29, 2012, as reported on the Issuer's Form 10-Q for the quarterly period ended on June 30, 2012.

Cohen beneficially owns 644,444 shares of Common Stock of the Issuer, which comprises 8.6% of the issued and outstanding Common Stock as of August 29, 2012.

Dweck beneficially owns 500,089 shares of Common Stock of the Issuer, which comprises 6.7% of the issued and outstanding Common Stock as of August 29, 2012.

Earthbound beneficially owns 200,000 shares of Common Stock of the Issuer, which comprises 2.7% of the issued and outstanding Common Stock as of August 29, 2012.

S&W beneficially owns 300,089 shares of Common Stock of the Issuer, which comprises 4.0% of the issued and outstanding Common Stock as of August 29, 2012.

The Reporting Persons in the aggregate beneficially own 944,533 shares of Common Stock of the Issuer, which comprises 12.6% of the issued and outstanding Common Stock as of August 29, 2012.

(b)	Cohen has sole voting and dispositive power over (i) 400,110 shares of Common Stock; (ii) 27,667 restricted shares of Common Stock issued pursuant to the Restricted Stock Award; and (iii) sole voting and dispositive power over the 16,667 shares of Common Stock with respect to the Options which became exercisable on the Grant Date. Dweck has sole voting and dispositive power over 300,089 shares of Common Stock held by S&W. Cohen and Dweck have shared voting and dispositive power over 200,000 shares of Common Stock held by Earthbound, and each of Cohen and Dweck disclaims ownership of such shares of Common Stock held by Earthbound, except to the extent of their respective percentage ownership interests in Earthbound.

(c)	On or about September 29, 2011, Earthbound acquired shares of Common Stock pursuant to the terms of the Contribution Agreement, as described in Item 3.

On or about September 29, 2011, Cohen acquired sole voting and dispositive power over 400,110 shares of Common Stock acquired by Earthbound and issued directly to Cohen, as described in Item 3.

On or about September 29, 2011, Earthbound purchased 100,000 shares of Common Stock and the Warrant from Issuer for $500,000, as described in Item 3.

On or about September 29, 2011, Jack Dweck acquired sole voting and dispositive power over 494,578 shares of Common Stock acquired by Earthbound and issued directly to Dweck, as described in Item 3. In or about December 2011, Dweck gifted to four adult children an aggregate of 194,489 shares of Common Stock, retaining 300,089 shares of Common Stock. These 300,089 shares of Common Stock were transferred by Dweck to S&W in or about August 2012.

On or about December 6, 2011, Earthbound purchased 50,000 shares of Common Stock from Issuer for $500 upon the exercise of the Warrant as described in Item 3.

On or about October 17, 2011, Cohen received the Options to purchase 50,000 shares of Common Stock, as described in Item 3.

On or about June 1, 2011, Cohen acquired restricted shares of Common Stock pursuant to terms of the Restricted Stock Award, as described in Item 3.

(d)	The Reporting Persons affirm that no person other than the respective Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the respective Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to Be Filed as Exhibits

Not Applicable.

Exhibit No.	Description
1	Joint Filing Agreement, dated as of September 27, 2012, by and among Jeffrey Cohen, Jack Dweck, Earthbound LLC and Slocum & Worth LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 27, 2012

/s/ Jeffrey Cohen
Jeffrey Cohen, individually

/s/ Jack Dweck
Jack Dweck, individually

Jeffrey Cohen and Jack Dweck, as
Managing Members of Earthbound LLC

/s/ Jeffrey Cohen
Jeffrey Cohen

/s/ Jack Dweck
Jack Dweck

Jack Dweck, as Managing Member of
Slocum & Worth LLC

/s/ Jack Dweck
Jack Dweck

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the other, except to the extent that such person or entity knows or has reason to believe that such information is accurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: September 27, 2012

/s/ Jeffrey Cohen
Jeffrey Cohen, individually

/s/ Jack Dweck
Jack Dweck, individually

Jeffrey Cohen and Jack Dweck, as
Managing Members of Earthbound LLC

/s/ Jeffrey Cohen
Jeffrey Cohen

/s/ Jack Dweck
Jack Dweck

Jack Dweck, as Managing Member of
Slocum & Worth LLC

/s/ Jack Dweck
Jack Dweck